Huntington Bancshares Incorporated Huntington Center
41 South High Street
Columbus, Ohio 43287

Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller

614.480.5240
614.480.5284 Facsimile
July 10, 2006
Via EDGAR
Donald A. Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
cc: Benjamin Phippen – Staff Accountant
Re:	Huntington Bancshares Incorporated Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 SEC File No. 0-2525
Dear Mr. Walker:
     We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated June 22, 2006, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2005 and our quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006 (the “Reports”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
1.	We noted your response to comment five of our letter dated May 18, 2006. Please confirm if true, that your documentation at inception includes all of the relevant details set forth in Paragraph 28(a) of SFAS 133. Be sure to address whether your formal documentation at inception clearly identifies the first cash receipts of the designated commercial loan pool as the hedged forecasted transaction. Refer to Implementation Issue G13.
Management Response Following is the excerpt from our hedge documentation for the interest rate swaps hedging the LIBOR based commercial loans:
Strategy and Nature of Risk Being Hedged
Changes in the cash receipts from the loans are expected to offset changes in the interest payments on the swap due to changes in LIBOR rates. Huntington has converted this pool of LIBOR based floating rate commercial loans to fixed rate loans.
The documentation for each of our interest rate swaps hedging LIBOR based commercial loans is identical.

Our documentation of the cash flow hedging relationship between certain derivatives and a pool of LIBOR-based commercial loans did not clearly identify the first cash receipts of the designated commercial loan pool as the hedged forecasted transaction.

Donald A. Walker
July 10, 2006

Although we acknowledge that our hedge documentation lacked this specific language, hedging the “first” receipts is how the hedging relationship was designed, and it was our intent that the hedging relationship be constructed this way (that is, to hedge the first cash receipts). We were hedging cash flows from LIBOR based loans equal to the notional amount of the interest rate swaps. The loans we were hedging were in the population that included the entire LIBOR based commercial loan portfolios. Based upon our assessment described below, we believed that it was probable that the hedged transactions would occur and consistently deferred gains or losses related to the interest rate swaps in accumulated other comprehensive income. In no periods were amounts deferred in accumulated other comprehensive income reclassified into earnings as a result of a change in our assertion regarding probability that the hedged transaction would not occur. The details or factors we considered in determining that it was probable that the hedged transactions would occur are as follows:
•	The loans in the designated commercial loan pool pay either monthly or quarterly and reset their interest rate monthly or quarterly; consistent with the corresponding interest rate swap.
•	The principal value of designated loans in the pool on accruing status at all times exceeded the notional value of the derivatives. The table below contains a summary of derivative notional values and related loan pools for the 2003 –2005 annual periods;
LIBOR Based Commercial Loan Interest Rate Swaps
Notional and Loan Balances as of Year End

($ in millions)	December 31,
	2003	2004	2005
LIBOR Swaps Notional Value	$575	$325	$325
LIBOR Loans Pool	4,397	4,865	5,523
•	Structurally and operationally, as long as the loans reset monthly or quarterly and the total loans exceeded the notional amount of the derivatives, the impact of variations in the cash receipts from the loans and the impact of the swaps offsetting those variations would always be recognized in the same quarter.
We believe that we complied in all aspects, with the only exception being that we did not indicate that the hedged forecasted cash flows would be the “first” cash flows received that quarter.
Materiality of Potential Adjustment:

We have assessed the materiality of this issue if we were required to mark the derivative instruments to fair value through our income statement and do not believe it is quantitatively or qualitatively material to our reported financial statements. Pre-tax income would be reduced by 3.3%, 2.7% and 2.1% for 2005, 2004 and 2003 respectively while the first quarter of 2006 pre-tax income would be reduced by 2.3%. The potential adjustments would not have a quantitatively material impact on the Huntington balance sheet for any period presented and there would not be any change to the statement of cash flows.

The derivatives in questions have been terminated and the associated gains and losses are deferred on Huntington’s balance sheet. The impact of removing the net deferred gain would be a credit to earnings of approximately $1.3 million at March 31, 2006, representing approximately 0.9% of the current quarter’s expected pre-tax income.

We also considered the trends of our reported results and do not believe that the potential adjustments distort reported trends. Additionally, we believe that qualitatively, the potential adjustments are immaterial.

Donald A. Walker
July 10, 2006

Additional information:
As a follow up to our June 29, 2006 conversation, we use a quantitative model to estimate the fair values of interest rate swaps and the associated underlying hedged items. We assess effectiveness using the dollar-offset method as cited in Implementation Issues E7 and E8, for all hedging relationships.
For the cash flow hedge relationships discussed above, Huntington assesses each hedging relationship at inception and on a quarterly basis to ensure each derivative is, and will continue to be, highly effective in offsetting the variations in cash flows from LIBOR-based commercial loans during the term of the hedging relationship. In all cases, the variable index of the swap is matched to the variable index of the loans: one-month LIBOR swaps are used to hedge the cash receipts from loans with interest based on one-month LIBOR and three-month LIBOR swaps are used to hedge the cash receipts from loans with interest based on three-month LIBOR. Because the swaps and loans have the same index, the swaps are expected to be highly effective in offsetting the changes in cash receipts as a result of changes in the value of the index.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filings;
•	Staff comments contained in this letter or changes to disclosures in future filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and
•	the Company may not assert Staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe that the foregoing response addresses your comments. Please contact me at (614) 480-5240 if you have any questions or would like further information about this response.
Sincerely,
/S/ Donald R. Kimble
Donald R. Kimble
Executive Vice President, Chief Financial Officer & Controller
Huntington Bancshares Incorporated
Copies to	Thomas E. Hoaglin, Chairman, President & Chief Executive Officer, Huntington Bancshares Incorporated. Richard A. Cheap, General Counsel and Secretary, Huntington Bancshares Incorporated